                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                              _______________

                                SCHEDULE TO
                              (RULE 14d-100)
    Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                    the Securities Exchange Act of 1934

                             (AMENDMENT NO. 8)

                                 IBP, INC.
                         (Name of Subject Company)

                       LASSO ACQUISITION CORPORATION
                             TYSON FOODS, INC.
                     (Name of Filing Persons-Offeror)

                  COMMON STOCK, PAR VALUE $.05 PER SHARE
                      (Title of Class of Securities)
                              _______________

                                 449223106
                   (Cusip Number of Class of Securities)

                                LES BALEDGE
                             TYSON FOODS, INC.
                          2210 West Oakland Drive
                        Springdale, Arkansas  72762
                         Telephone: (501) 290-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of Filing Persons)

                                Copies to:
                              Mel M. Immergut
                             Lawrence Lederman
                    Milbank, Tweed, Hadley & McCloy LLP
                         One Chase Manhattan Plaza
                         New York, New York 10005
                         Telephone: (212) 530-5732

                         CALCULATION OF FILING FEE
              Transaction                        Amount of
               valuation*                        filing fee
            $1,570,612,320                      $314,122.47

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 52,353,744 shares of the outstanding common stock, par value $0.05 per share, of IBP, inc., at a price per Share of $30.00 in cash. Such number of Shares, together with the 574,200 shares owned by Tyson Foods, Inc., represents approximately 50.1% of the 105,644,598 Shares of IBP, inc. outstanding as of December 28, 2000 (as represented by IBP, inc. in the Agreement and Plan of Merger, dated January 1, 2001, by and between Tyson Foods, Inc., Lasso Acquisition Corporation, and IBP, inc.).

[X]Check box if any part of the fee is offset as provided by Rule 0-
  11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 314,122.47       Filing Party:  Tyson Foods, Inc.
                                         (Offeror Parent) and Lasso
                                         Acquisition Corporation
Form or Registration No.: Schedule TO    Date Filed: December 12, 2000,
                                                     December 29, 2000 and
                                                     January 3, 2001

[_]    Check the box if the filing relates solely to preliminary
  communications  made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

AMENDMENT NO. 8 TO TENDER OFFER STATEMENT

          This Amendment No. 8 to the Tender Offer Statement on Schedule TO as the same may have been amended from time to time (as amended hereby, the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding shares of common stock, par value $.05 per share (the "Shares"), of IBP, inc., a Delaware corporation ("Company"), which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2000 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

          On January 1, 2001, Tyson issued a press release announcing that it had signed a definitive merger agreement with the Company pursuant to which Tyson increased its Offer to acquire the Company to $30.00 per share. Tyson also announced that it will commence promptly an exchange offer for all Shares not purchased in this Offer (the "Exchange Offer"). In the Exchange Offer, Tyson will offer to exchange, for each outstanding Share not owned by Tyson, a number of shares of Tyson Class A Common Stock having a value of $30.00, so long as the average per share price of Tyson Class A Common Stock during the fifteen trading day period ending on the second trading day before the expiration date of the Exchange Offer is at least $12.60 and no more than $15.40. This $30.00 value is subject to change if the average per share price of Tyson Class A Common Stock is not in that range and the value you will receive will be proportionately changed.

          The Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, January 16, 2001, unless the Offer is extended.

Item 12. Exhibits.

(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 19, 2000.*
(a)(12)   Tyson Presentation delivered December 19, 2000.*
(a)(13)   Press Release issued by Tyson dated December 28, 2000.*
(a)(14)   Press Release issued by Tyson dated January 1, 2001.*
(a)(15)   Tyson Conference call dated January 2, 2001.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*
(d)(3)    Revised Merger Agreement, executed by Tyson.*

*Previously filed.

                                 SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                   TYSON FOODS, INC.

                                        /s/ LES BALEDGE
                                   --------------------------
                                          (Signature)
                                   Les Baledge, Executive Vice
                                   President and General Counsel


                                   ------------------------------
                                         (Name and Title)
                                          January 3, 2001
                                   ------------------------------
                                               (Date)
                                   LASSO ACQUISITION CORPORATION
                                          /s/ LES BALEDGE
                                   ------------------------------
                                            (Signature)
                                   Les Baledge, Executive Vice President
                                   -------------------------------------
                                          (Name and Title)
                                          January 3, 2001
                                   -------------------------------------
                                               (Date)

                               EXHIBIT INDEX
Exhibit No.
-----------
(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 19, 2000.*
(a)(12)   Tyson Presentation delivered December 19, 2000.*
(a)(13)   Press Release issued by Tyson dated December 28, 2000.*
(a)(14)   Press Release issued by Tyson dated January 1, 2001.*
(a)(15)   Tyson Conference call dated January 2, 2001.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*
(d)(3)    Revised Merger Agreement, executed by Tyson.*



*Previously filed.
                                                            Exhibit (a)(15)
Media Contact: Ed Nicholson
               (501) 290-4591

Investor Contact:   Louis Gottsponer
               (501) 290-4826

                                TYSON FOODS

                              January 2, 2001
                              10:00 a.m. CST


(Conference in progress)

Moderator      Thank you for standing by.  Welcome to the Tyson Foods'
               conference call. At this time all participants are in a listen-only mode. Later, we will conduct a question and answer session. Instructions will be given at that time.
               If you should require assistance during the call, please depress zero, then *. As a reminder, this conference is being recorded.

               I would now like to turn the conference over to our host, Director of Investor Relations, Mr. Louis Gottsponer. Please go ahead.

L. Gottsponer  Thank you.  Well good morning everyone, and thank you for joining us this morning to talk about our agreement to acquire IBP. With me this morning are John Tyson, our Chairman, President and CEO, Greg Lee, our Chief Operating Officer, and Steve Hankins, our Chief Financial Officer. In just a few minutes, we're going to hear some prepared remarks from both John and Steven, and then we'll take questions.

               Before we get started though, I want to remind you that some of the things we are going to talk about today are going to be forward-looking statements. That means those statements are subject to risks and uncertainties which could cause actual results to differ materially. So, I want to encourage you to review that lists of those risks and uncertainties in yesterday's press release. So, with that I'll turn it over to John Tyson.

J. Tyson Well, good morning. I can tell you there's a group of folks here at Tyson Foods that are very excited about the opportunity to work with the great management team up there at IBP, and the things they put in place. Very simply, when we started to look at the IBP opportunity, the vision that we saw here at Tyson Foods was the opportunity to create the largest marketer of beef, pork and chicken, to take the strengths that we've demonstrated in the chicken business, match it with the strengths that the folks at IBP have demonstrated in the beef and pork industry and put them together.

               Sometimes in your business life you come to a point-in-time opportunity, to look at a unique opportunity, and that is the opportunity of the Tyson/IBP combination. You know, at Tyson we have the ability to develop innovative and branded food products, and market them successfully through all the distribution channels that are out there. IBP is the historical leader and innovator in the beef and pork sector. You put those two together, and you can see a lot of the opportunities downstream to drive growth, to drive earnings-per-share growth, and to drive cash flow growth. We are uniquely positioned to capture the significant potential that's in the marketplace today through each of the channels we distribute through. We're in the food service channel. We're in the retail channel. We're in the club score channels. We have strong penetration of all of those channels, with branded convenience items. The things that IBP has put in place, we can help accelerate those moves into those channels.

               Our food service leadership gives us the chance to then take advantage of the IBP Food Brands Unit. They have put together some products that we can use, and that we can take to the food service market. There are two strong management teams, between our management team and between the management team at IBP. There will be and there are substantial synergies. We have tried to look at our synergies in a conservative manner. Each time we visit and talk, we discover more opportunities and synergies. We will use those synergies: one, to pay down debt, and two to grow our business.

               This deal is significantly accretive to earnings per share, and it gives us an attractive use of free cash flow on a go forward basis. In the end, you've got to look at why Tyson was maybe the preferred choice for the folks at IBP. I think it comes down to our branded marketing experience that Tyson has, the strategic fit of food brands in the Tyson's Food Service Group. The complimentary management teams that will allow us to retain focus on the individual segments, which means basically operations and managements will basically be uninterrupted.

               We will have the ability to take advantage of our strengths, to service the consolidating customer marketplace. Five of the top retailers have a little bit less than 50% of that market share. There are a limited number of players in the Club Store arena, and in the Food Service arena there is consolidation going on there. We can take and match our efficiencies and our service to meet a changing landscape.
               I think the other thing is, is that the transaction with Tyson and IBP ensures that this transaction will come to a close. A lot of us out there, when we get into situations of uncertainty, it becomes uncomfortable. For the folks at IBP this brings closure, and this brings certainty to it. They can do what they do best, they can go out there and keep growing their business and keep growing their market share with what they're doing and branding the beef and pork segment.

               Then we can learn and take opportunity of the things that they bring to the table. They have a tremendous refrigerated distribution network. We at Tyson Foods know we need to be in that segment. We can now go into their distribution network and we can put a range of Tyson products and use their plants, and use their people, and use their distribution network to grow a segment of the business that we want to grow in. They in turn, can use some of our networks to grow their business, and I truly believe in the end, you've got a chance of putting one plus one, not to get three, but maybe get a four or five on a go-forward basis.

               I'm going to let Steve Hankins, our Chief Financial Officer, speak to you on the offer and the next steps that we have in place. Then from there, I think we'll move into question and answers, and go from there, Steve.

S. Hankins     Thank you John, good morning.  The offer, of course, is $30 per share of IBP stock. It remains a 50% cash, 50% stock offer, transaction value of $4.7 billion, including the assumption of approximately $1.5 billion in debt.

               A bit about the next steps that will take place. Our cash tender that is on-going, is being amended today. We plan on closing that cash tender on January 16th, of course this is subject to HSR approval. If HSR approval were to occur after the 16th, we would close the cash tender shortly after that approval. We will be commencing our exchange offer.
               We expect that to close by mid-February. So, it is our expectation that by Valentine's Day, all the shareholders of IBP should have both their cash and their stock and that the transaction will be closed.

               Again, the deal is very accretive, 15% plus on gap earnings per share the first full year, and over 20% in cash earnings per share over that first full year.

               A bit about our projections. We've taken a very conservative view. Again, I would refer you to the base case that was provided to the management proxy related to the buy-out proposal that has since been canceled. Also, would note that that information in the proxy is a more conservative case than many of the street estimates that are in place today from the street analysts. With our due diligence process, we have also reviewed with management both their fourth quarter anticipated performance, which I know has been commented on publicly. We've discussed the effect of both the cattle cycle and the pork cycle, and on-goings in the pork industry. On their performance, I want you to know, we've taken that into account in our models.
               As I say we've taken a conservative approach looking into the future and have based our accretive statement on those conservative approaches.

               Some information that will be helpful, as different analysts work on their models, combined amortization expense for the two companies should be in the neighborhood of $100 million annually, for the first year. Combined depreciation expense will be in the neighborhood of $425 million annually, during that first year. We expect annual capital expenditures to be in a range of between $550 and $600 million. New debt, interest rates, as stated before, we expect to be in a range between 7.75 and 8.25 on new debt. The interest rate for the combined company, based on the current interest rate environment, we are estimating at approximately 7.50%.

               While I have this opportunity, I want to comment just a bit on the outlook for Tyson. For our first quarter of fiscal `02, which ended December 30th, we had previously announced an earnings per share range of between $0.08 and $0.12. Our current expectations are that we will be at the top-end of that range when we announced earnings. Our outlook for the second quarter of fiscal '02 remains unchanged from that stated before. We still expect an EPS range of between $0.08 and $0.12 per share.

               With that I will open it up for questions.

Moderator      Ladies and gentlemen, one moment please for the first
               question.

               Our first question comes from the line of Christina Brodrick at the American Stock Exchange. Please go ahead.

J. Schuster    Hello, my name if Jeff Schuster.  I have a question about
               the way the stock and cash portion is going to be distributed. Would the shareholder of IBP stock get to choose whether they want stock and cash or cash and stock?
               How would the breakdown be?

S. Hankins     Well, the shareholder of IBP has an option.  They certainly can tender, as part of the cash tender process, or they could wait and tender as part of the stock exchange process.
               Of course, within the cash tender process, if more than 50% of the shares are tendered then there will be a prorated payment of the cash, up to the point of 50% of cash in the total transaction.

J. Schuster    Okay, thank you.

Moderator      There are no further questions in queue, please continue.

J. Tyson Well, if there are no further questions from the individuals out there in the marketplace, the folks at Tyson foods are comfortable with what has been shared with you today. It's a great opportunity, it's a unique opportunity. It was the best deal for the IBP shareholders, and the opportunity for these two great companies to come together and to go forward to service the marketplace is something that is a wonderful, wonderful opportunity.

               For the folks that are listening out there, that are part of the IBP team, I want to say welcome. I look forward to not only working with you, but I look forward to learning from you, and together we will have some great opportunities to go out and service our customers, grow our business, be the leaders that we are, take the innovations of branded products, the innovations of convenience products, the products that meet our customer's changing needs, and then from there we will do what our shareholder's have asked us to do, is to grow our business and to grow our earnings per share. So, with that, Mike, are you still there, operator?

Moderator      Yes sir, I'm here.

S. Hankins     Do we have any other questions at this time?

Moderator      It will be just one moment, for the first question.

L. Gottsponer  Mike, this is Louis Gottsponer again.  I know we have some people trying to get to the Q&A line because they're calling back into here, indicating that they're not able to get through. So, let's give them just a minute and see if we can get this thing worked out from a technical standpoint.

Moderator      Yes, one moment.  We do have a question from the line of
               Erica Long at J.P. Morgan.  Miss Long, your line is open.

J. Tyson       Hi, Erica.  How are you?

J. Tyson       Hello.

J. Tyson       It didn't come through, Louis.

L. Gottsponer  Mike, we didn't get the question from Erica.

E. Long        Can you hear me now?

J. Tyson       Yes, Erica, there you are.  How are you?

E. Long        Good, thank you.  How are you?

J. Tyson       Well, technology sometimes throws us a curve ball.

E. Long Absolutely. I just have a couple questions. The first one is, do you have any firm commitments from team members of the IBP management team that they will stay on with the combined entity? How is that structured?

J. Tyson The structure of the commitment to stay with us, or the structure of the on-going organization?

E. Long The structure for them to stay with you, and then if you'd like to discuss the structure of the on-going organization, that would be helpful too.

J. Tyson I have had numerous conversations with both Bob and Dick, and I have assurances from Bob, and I have assurances from Dick that we are going to work together, and they get as excited as I do about the potential combination.

E. Long Will there be anything contractual or in writing for a certain period of time, do you think?

J. Tyson Those technical details are being worked on as we speak, and I would hope that they come to conclusion by the end of this week.

E. Long Great. With regards to some financial numbers, perhaps Steve could help me out with this. Could you tell us what you're estimated debt to EBIT DA ratio would be following the closure of this transaction?

S. Hankins     Estimated debt to EBIT DA.  Give me just a minute on that
               Erica.

E. Long Okay, and maybe I can just ask a follow-up then, while you look for that. Your earnings view, would it be using the assumptions listed in that management proxy, or is it more conservative than that?

S. Hankins     I would say Erica, that's a good place to start.  We have
               applied some knowledge beyond that, based on our due-diligence, and have been perhaps a bit more conservative than that.

E. Long Finally, can you go into a little bit more detail on the refrigerated distribution opportunities?

J. Tyson Erica, Johnny here and Greg may pitch in. One of the things that we've recognized at Tyson Foods is that's a part of the arena that we don't participate in very well. We get fresh chicken out there, and we do that greatly. but when you go to the refrigerated meats, be it at the deli level, be it at the retail level, be it at the food service level, we don't have, one, don't have plans to produce those products. We have tried to be in the refrigerated distribution business a little bit, where we ask somebody to co-pack our brand and do that, but those are some hurdles to do. I'll let Greg expand on the opportunity that he sees there.

G. Lee Let me just make two additional comments. I think Johnny has framed it well. Let's back up to fresh for just a moment. Erica as you know, we're the largest player in the pre-package, tray-pack chicken industry. Our primary modus operandi of distribution there is plant directs. We ship from the plant to a retailers warehouse or to a third party retail distributor's warehouse. We also take some of the products that we do campaign, and let's say are fully prepared refrigerated products. The easiest example would be our roasted chicken. Often times what we do there is we actually distribute that roasted chicken from our manufacturing plant to our chill pack plants which are disbursed across about 60% of the country, then they in turn ride with the tray-pack poultry to the warehouse. What we foresee in the future is that since IBP has a significant array of fully prepared refrigerated products, as well as have built capabilities in the throws of launching even more fully prepared center of the plate entree meat items, we believe that we can take that refrigerated distribution system that they have in place and marry some of our fully prepared refrigerated poultry items there and really take them a better economic model to distribute that products, plus just make them easier for the retail customer to get and give us a better chance to enhance our sales.

E. Long        Would it be direct store delivery then?

G. Lee No, we don't anticipate that at this juncture. I guess you could envision in the future that we might be in an opportunity to give consideration for that, but I think that would be an incremental step, if it made sense and if it made financial and service sense to the customer in the future. I might also, just quickly let me say this about fresh. IBP is set out and has constructed and is using four forward distribution warehouses for fresh meats.

               I can envision in the future that we might well have a system whereby you took case-ready beef and pork and case-ready raw chicken product and potentially marry them, and ship them to the retailer. You could even perhaps reach beyond that and say that at some point you might combine both fully prepared refrigerated and fresh and have a real easy situation for your retail customer, or to the extent it makes sense for a food service application the same way.
               So, we think it's really going to be a benefit to us.

E. Long At this point, nobody like at ConAgra who also has the capability of offering all three proteins, distributes in that fashion.

G. Less I'm not a ware of anybody that is consolidating exactly in the manner that we just discussed.

E. Long        Great.  That's terrific.

S. Hankins     Erica, in regards to your debt to EBIT DA question, in
               making that calculation, you should use a debt level of approximately $4.8 billion.

E. Long        Okay.  Great, thank you very much.

S. Hankins     Thank you.

J. Tyson       Thank you, Erica.

L. Gottsponer  Mike, are you still there?  Is the operator still on the line?

Moderator      Yes, sir, I'm here.  I'm sorry.  Mr. Nelson, your line is
               open.

D. Nelson      Thank you.  Congratulations.

L. Gottsponer  Good morning, Dave.

J. Tyson       Good morning, Dave.

D. Nelson      First of all, on capital expenditures, you talked about $550 to $600 million, I think before Tyson was looking at like
               $250, IBP I think in the proxy was close to $500, what's the nature of the difference between the $550 to $600 and the two non-combined numbers?

S. Hankins     Dave, I think the Tyson number is still in that range,
               between $200 to $250.

D. Nelson      Yes.

J. Tyson I believe that the IBP number as we have talked to Bob and Dick, some of that money has already been spent in this year.

D. Nelson      Yes.

J. Tyson So, it's just a function of where the flows were, and as they anticipate the management of their cap ex on a go-forward basis.

D. Nelson      So, that's going to get a lot better.

J. Tyson       Yes.

D. Nelson      All right.  Food brands, any potential changes in who or how that's going to be run, given Tyson's capabilities?

J. Tyson I think that's the opportunity that I'll get to visit with Dick and Bob and his team, and we'll discuss about those opportunities, and Greg and the folks that run our food service group. We get excited about the potential, and of course we all have got top-line thoughts, but we'll need to visit with the food brands management team, they have some things in place in some of the things they were getting ready to do. We'll have to visit with them about our strengths and some of the things we see. Out of that, in the next 90 to 180 days, we can see where we'll take advantage of each other's strengths to make the right decisions and do it very methodically, but still very efficiently.

D. Nelson      Okay.  IBP has been pursuing forward warehousing, that's in fact one of the places where they've been spending a lot of money, I guess $110 million. Do you see any opportunities there for Tyson to take advantage of?

G. Lee Dave, this is Greg Lee. Yes, sir, we do. In fact, maybe the answer to Erica's question wasn't one that could be heard by everybody, but let's talk a little bit about that. The Forward Warehousing, the refrigerator program they put in place, they put four warehouses and that was to try to bring some economy and service improvement to their basic fresh meat business. We think that that is a well thought out program and we think it's one that can be extendable, that could move over into case-ready products, and ultimately maybe could move over to a combination of case ready as well as some fully prepared refrigerated products. But we think that is a good program and one that we could learn from potentially on our basic fresh chicken distribution.

J. Tyson And Dave, you speak of warehousing, the folks at IBP are getting ready to bring on a 400,000 square foot plus facility in Aletha, Kansas that is going to service their food branch group, which is a pick and service type of facility. We've got two of those in our systems. We understand how to do those type of operations and I think that's another opportunity for us to work with the idea that they have in place and accelerate the learning curve, because they're headed in the right direction and maybe some of the mistakes we made we can help them eliminate some of those and build off that distribution network that they're increasing.

G. Lee We think we have a very, very strong warehouse management system that could perhaps come into play in this new warehouse. And I might also add, this new warehouse has John has referred to it has extensive capabilities in refrigerated. So it is both a refrigerated and a frozen distribution point, so we think there's some good synergistic opportunity there.

D. Nelson      If I could ask one last question, I suspect you've been in contact with major retail customers since all this came out.
               What's been the feedback from a Safeway, a Kroger, a Wal-mart to your potential acquisition of IBP?

G. Lee         I think from our view it's been positive in this regard.
               They recognize that we're a company that has tried very hard to take large key retailers and try to work directly with them. Everybody's got a different kind of modus operandi that they operate about and we've been all about trying to align ourselves with our customers and put our sales, marketing and support programs in alignment with that retailers' direction. We think that we enjoy a good reputation with the retail community and we can take advantage of that. They also are very pleased with the progress that IBP has made to date on case ready. Feel that it is a very viable product and a very viable operating principle and that we can take advantage of it.

               I might also say that we've had lots of conversations with key people in the food service arena. As I think you well know, IBP, both from a basic fresh meats perspective as well as through food brands has extensive amount of volume that travels through the major food service community, both at the street distributor, the SYSCO's of the world, as well as the chain restaurant people where they make a lot of proprietary products for the food service industry, that's certainly two key focuses of our business. We enjoy good relationships there and the playback's been very favorable.

D. Nelson      You haven't heard any market concentration issues from them?

G. Lee         No sir, we have not.

D. Nelson      Fantastic.  Thank you.

Moderator      Our next question comes from Christine McCracken at Midwest
               Research.

C. McCracken   Hi.  Congratulations.  Wondering if you have any comment on the anti-trust proceedings, what you're doing to kind of satisfy the concerns or if you are not able to comment possibly in more detail and when we could expect some kind of resolution?

J. Tyson I would think that based on what we've heard from Washington, we're in the first stage of sending back their first request. I'll answer it in two parts. One is, our request went into Washington right in the middle of the holiday season and right in the middle of a transition between administrations. There is no doubt that that slowed it down some.

               Secondly, based on the preliminary reads of the second request, it's more a [perfunctory] type request with a very, very narrow focus to understanding our live swine business, and understanding where our animals move to which markets. We have started to fill out that information. Our live animals, we have two markets for the product that comes out of our live swine group, the finished animals are under contract to Cargil for two years. We do sell some feeder pigs up into the Midwest, but once we sell the feeder pig, the farmer is at his discretion to sell to whatever packer he wants to, and that's basically where the focus is.

C. McCracken   So it doesn't have anything to do with total percentage of the meat case or ..

J. Tyson       None at all.

C. McCracken   Great.  Also wanted to ask, regarding synergies, you'd
               mentioned that there were considerable synergies, have you changed your assumptions in that regard at all relative to the first conference call?

S. Hankins     No, we haven't changed our assumptions to any measurable
               extent. We continue to talk about $100 million and a half of that achievable in the first year. I will say that through the due diligence process and discussions with management, we've become more optimistic about synergies.
               The $100 million was chosen out of a range, in somewhat of a low point of a range that we've been looking at, but that's all we're prepared to still talk about at this point. But we're very optimistic about the synergy opportunities we see.

C. McCracken   One final question.  You've spent a lot of time and money
               developing the Tyson brand. Obviously these new initiatives at IBP to develop case ready in the Thomas C. Wilson line are in the preliminary stages of being launched. Is there any thought as to whether or not you'll continue to pursue the Thomas C. Wilson line, if you'll try to leverage your Tyson brand that is already well established into beef and pork? Any comment?

J. Tyson I think the think you have to compliment the IBP folks on first of all is that they took the steps to move from just USDA beef or USDA pork into establishing a brand. And the Thomas C. Wilson brand is a solid brand that basically captures the heritage of the IBP and the history of IBP. At this time, I see no reason to change the course because that is a good brand, it's a developing brand out there in the marketplace.

               From a market perspective, I could guess we like the aggressive plans that IBP has in place and I would encourage them to stay the course and I think most folks who know me, go a little bit faster.

C. McCracken   So no plans to change the progress there?

J. Tyson       No.

C. McCracken   Fantastic.  Congratulations again.

Moderator      Our next question comes from Jeff Kanter, Prudential
               Securities.

J. Kanter      Any intention to address the collar, being that your stock is below the minimum point?

J. Tyson No, we have a deal. It's only in the first hour of trading, Jeff. I think all of you that have watched enough deals go across Wall Street, be it food deals, be it other general business deals, understand the dynamics that happen in the first couple of hours. I would assume that as people visit with us and as people visit with the IBP, they'll start to really understand the unique value of this opportunity and they'll understand the value of our stock today and realize that they've got a great potential and a great opportunity to participate in a wonderful combined company on a go-forward basis.

J. Kanter      Second question, you're assuming $1.5 billion in debt.  I
               thought the number originally was $1.4 billion.  That extra
               $100 million came from what?

S. Hankins     Jeff, there's always a rounding involved in those statements and we've done further due diligence and work with the management team there at IBP, and so we made a slight rounding change in the number or slight change in our view to the number and just for rounding purposes rounded it to $1.5 billion now.

J. Tyson And I think when you go back to it, on a previous question on cap ex, some of the cap ex was pushed back into the fourth quarter and spent ahead and that effected the number some.

J. Kanter      That's what I figured.  As far as the accretion, I see the numbers that's in your press release, but most of us are concerned about year two and three when cattle fundamentals go the other way. Can you address what you expect as far as accretion in looking out over the next 12 months?

S. Hankins     The accretion numbers we've given, Jeff, are really kind of a view to the first full year of operations. We understand the effect of the cattle cycle and what's going on with pork and the view to the numbers, and as I've said, we've been conservative over the next couple of years. As you get out beyond that one-year point, you actually see the accretion percentages pick up in our models. So what we've given you from the first year basis are actually the low point in the accretion in all the models that we ran.

J. Kanter      Okay, so even if the cattle supplies get significantly
               lower, you still expect an acceleration of the accretion going into year two?

S. Hankins     Yes, we've factored in a view certainly to cattle supplies over the next couple of years in the way we've ran our models.

J. Tyson And when Steve ran his models, Jeff, I mean he took the last 10 or 15 year history of IBP and they've always managed to make good money as the cattle cycle moves. And so we took that historical perspective and used that in our judgment of putting the models together on a go forward basis.

J. Kanter      Steve, can you just review the timeline one more time for
               us? January 16th is when the cash tender offer expires, but the consideration for the stock part begins today. Is that correct?

S. Hankins     The consideration for the stock, the exchange tender will be put in place shortly. That will take just a few days to get through the paperwork and such to have that out there.
               We're factoring that timeframe in and saying that in that second week in February the exchange tender from stock would also close. So our expectation is that by mid-February the cash tender certainly will have closed. The date on that remains January 16th. It will close on that day or shortly following Hart-Scott. The exchange tender will be closed by the end of that second week in February, based on the timeframe that we have laid out.

J. Kanter      So essentially if you don't get Hart-Scott, the cash tender offer will stay open until you get HSR clearance?

S. Hankins     That is correct.  And just in a very short period of time, could be as little as two or three days following Hart-
               Scott, the cash tender would go ahead and close.

J. Kanter      Thank you very much.

Moderator      Our next question comes from Jane Meery from Salomon Smith
               Barney.

J. Meery I just want to follow up on a statement that you just made to Jeff. You said that no matter how the cattle cycle moves, IBP always manages to make good money. I seem to remember a year where they made a penny. Did I misunderstand what you were saying?

J. Tyson I don't understand your question. You're trying to pick one year out of 15. I think it comes back to the quality of management at IBP and I appreciate the question. It shows that as things move and change, these folks are able to manage their business and manage their cash. The other thing that they've done is that they've distanced themselves from the commodity market cycle with what they're doing in case ready meats and what they're doing in prepared meats and what they're doing in convenience items. So they have in effect distanced themselves.

               If you'll go to their margins for the last two or three years, you can see the steps that they have put in place to even move themselves from the historical perspective. I made that statement in a context to how we viewed our models and I believe your question was taken out of context to how I viewed our models.

S. Hankins     Jane, I think if you look back over the past ten years, and
               I don't have that laying directly in front of me, but you almost referenced back to the last point in the cattle cycle, which is an eight to ten year cycle, as you look at today and look going forward, you certainly see a different
               IBP.

J. Meery I'm aware of how the profile of IBP has changed dramatically, both through more exposure to pork and then the food brand side of the business. But the question that Jeff had asked was I think specifically about deteriorating cattle fundamentals and I guess I thought I heard you said they make good money. I think you were saying they make really good money in cattle no matter what happens in the cattle cycle, or so I misunderstood you.

               Following up on the HSR, are you under the impression at all that there might be any state senators or attorney's generals who kind of have something to prove that they may try and delay this through senate hearings come February and March?

J. Tyson No. We have had no indication. I think if you look at the public comments from the farmer groups out there, they have basically viewed their pleasure with the Tyson/IBP combination, because that means there's more markets available, there are more places for the farmers to sell their pork and to sell their beef out there in the marketplace versus a Tyson/Smithfield combination. And the farmer groups that we've talked to and shared with are comfortable with it. Not only from that perspective, but they know what we've done with the poultry industry in trying to sell more product out there with a branded concept.

J. Meery Okay. But this deal is not immune from, again, I don't think that there's a basis to stop the deal, but as you know, this is something that could become fairly politicized and you don't see that as a risk at all to Valentine's Day?

J. Tyson       No, we do not.

J. Meery       Thank you.

Moderator      Our next question comes from Mike Rogers.

M. Rogers      Good morning.  Not to belabor the point, but what would you tell consumers this morning, and even producers for that matter, and I know we just talked about farmers and the response you've had from ag groups around the country, gentlemen, but what would you tell consumers this morning who might have concerns over concentration issues on this acquisition?

S. Hankins     First of all, I think we're overplaying that.  This doesn't change concentration at all. Tyson has approximately 25% of the chicken business. You know what the percentages are on the red meat. I think what I would be telling consumers is that this is a great day because we're going to have a high level of service, a high level of quality, a lot of effort towards developing convenience foods for the future, and there's certainly no reason to believe that there's any economic consequence that's not favorable.

M. Rogers      Gentlemen, have you talked, as I say with farm groups, we've had concern and heard from groups in Illinois and Indiana this morning asking how this might effect producers who currently have working agreements and arrangements with IBP.
               Is it just too early to say?

J. Tyson Mike, I guess I don't know which groups you've talked to, but as we've stated, we have no plans - and as I've stated in public comments, and this is John Tyson here - in my business lifetime there are no plans to vertically integrate the IBP group. We want to help the farmers out there sell more pork and sell more beef, take the things that we have done in the poultry industry in terms of creating convenience items, creating products that fit the changing customer marketplace out there, and then take those products out there and put them in the grocery store so that farmer out there knows that the pork that he grows or the cattle that he grows is being put in a form that the end customer wants it, be it a fully cooked pork loin or fully cooked beef type item, and those are the things we're going to bring to the marketplace. Our job is just to sell more beef and pork. If we sell more beef and pork, we're going to need more cattle and hogs.

Moderator      Our next question comes from John McMillan.

J. McMillan    Listen, this is a good deal for IBP shareholders, but I
               still have some question as to how good of a deal it is for Tyson shareholders. This stock is getting annihilated today, and more so than other deals that are announced, John. I've actually seen deals where they're announced and the acquiring stock goes up. Clearly, the percentage of them go down, but the magnitude here is a little bit high.
               In the proxy there were two separate earnings forecasts.
               One was as low as $1.90. Your question in terms of which earnings forecast you're using, as far as I remember, management had an earnings forecast in the $2.40 range and there was one down in the $1.90 range, if my numbers are right. You're using the higher end, is that right? Or lower then the higher end but not as low as the $1.90 that was used?

S. Hankins     I think the word "conservative" is the operative word in the
               $1.90 and then take a conservative view.

J.  McMillan   That's not answering, are you using a number as low as $1.90 for that first full year? Because that was used in the proxy by the Rawhide Group.

S. Hankins     Yes.  We're using the $1.90.

S. Hankins     The lower estimate, John, is the one we worked off as the
               base case, yes.

J.  McMillan   And that gets you the 30% accretion with the cost savings?

S. Hankins     The numbers in the press release in the first full year are over 15% on a GAAP basis and well over 20% on a cash basis.
               But yes, we've used the most conservative view in that proxy and then augmented it with our view from the processes we've gone through.

J. Tyson And John, in appreciation to your question about the Tyson shareholders, our responsibility is to figure out what our company's going to look like not only in the six month window, but what our company's going to look like year two, year three, year five from now. And occasionally in your business life you get an opportunity to look at a unique opportunity that, you know, I wasn't worried about our stock price going up in the short-term, six months, twelve months, because the fundamentals of our poultry business are in good shape, the fundamentals of how our people are running our business is in good shape. But three to four to five years from now, John, you're going to be asking the question about what are you going to do next, what is Tyson Foods going to be doing next to grow their business. And we were in a place and in an opportunity to put two great companies together at a unique point in time history that when you look at years three, four and five, and you appreciate the value of the combined companies, I think that's the appreciation as we view the deal on a go-forward basis, not looking backwards.

J. McMillan    Can I just ask Greg, in terms of the development of the
               Thomas Wilson brand in case ready, is that still the game plan or do you think the Tyson brand could be used in some aspects beyond chicken into the beef and pork area?

G. Lee I'm only going to say, John, we're going to be very, very careful about that. They started down a good road. The Thomas C. Wilson is gaining good reception in the marketplaces where it's being campaigned and I think we would want to be very, very cautious about making any changes. But our ears and eyes will be opened to what makes sense in the long-term.

J. McMillan    Just to follow up what Erica said in terms of a bond in the management team, you basically don't have any set agreements. The extra $100 million in debt was not the lock in Bond/Peterson, I hope.

J. Tyson I don't believe so, but I'll tell you what, Bob Peterson's a wonderful guy and Dick Bond's a wonderful guy and I'm looking forward to both Bob and Dick teaching me the beef and pork industry, us sharing with their great folks on how to grow these great businesses together.

J. McMillan    Well they're certainly solid executives and things have
               worked out for the benefit of IBP shareholders, perhaps by accident, but they've worked out. Have a good day.

Moderator      Our next question comes from Marcella Fava of Alpine
               Associates.

M. Fava I have a couple of mechanical questions. The tender offer I know is slated to expire January 16th. But technically, I think if you get hung up on HSR at all it could extend it to February. Is there any requirement that the tender offer close before the exchange offer? Or theoretically, could they both be closing around the same time?

S. Hankins     There is no requirement there, as you referenced.
               Theoretically, they both could be closing at the same time.
               Our view to the HSR process is that should be wrapped up certainly by the end of January. So, we expect hopefully by the 16th but certainly by the end of January that we'll have HSR wrapped up.

M. Fava I wish you well on that. Second question is the trading range for the exchange offer. Is it the same as it was earlier?

S. Hankins     Yes.

M. Fava        Thank you.

Moderator      Our next question comes from Aaron Hara at Spear Leeds
               Kellogg.

G. Gulani      This is Greg Gulani.  With the exchange offer, could you
               describe the pricing period and how it works - number of days and whether it would be using the Tyson closing price or volume weighted average price?

L. Baledge     This is Les Baledge.  I'm General Counsel at Tyson Foods.
               What we have is a 15 business day pricing period prior to the close.

G. Gulani      And it's based on Tyson's closing price?

L. Baledge     Yes.

G. Gulani      I know you answered the question indirectly earlier, but
               just for clarification, does the merger agreement contain any provisions pertaining to Tyson's stock price, if its stock trades outside the collar?

L. Baledge     The collar is established at the original level and has not been changed.

G. Gulani      And there's no rights given to IBP if it trades outside the collar?

L. Baledge     That is correct.

G. Gulani      Thank you very much.

Moderator      Our next question comes from Dana Chandler at Cafe
               Financial.

D. Chandler    I wanted to revisit the cash portion of the deal.  Is it
               possible that the cash portion could go beyond the 50.1% if shareholders decide to go that way?

S. Hankins     No, it's not.  If there are more shares tendered then would account for 50.1%, then there's a prorated factor given so that the total cash portion cannot exceed over 50.1%.

D. Chandler    Thank you.

Moderator      Ladies and Gentlemen, that does conclude our question and
               answer session for today.

J. Tyson We thank everybody for your time and effort. You have Louis' phone number. If you have follow up contact questions, you have Steve's number. We look forward to answering any and all new questions.

               This is an exciting time for us at Tyson Foods, an exciting time to join the folks at IBP and we're going to have some fun. You all have a good day.

Moderator      Ladies and Gentlemen, this conference will be available for replay after 2:00 p.m. today through Friday, February 2nd at 11:59 p.m. You may access the AT&T Teleconference Replay
               System at any time by dialing 1-800-475-6701 and entering the access code 561913. International participants dial 320-
               365-3844.  That does conclude our conference for today.
               Thank you for your participation and choosing AT&T Executive
               Teleconference.  You may now disconnect.


About Tyson Foods, Inc.
Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Originalr brand, as well as a leading provider of live swine.

Forward Looking Statements.
Certain statements contained in this communication are "forward-looking statements", such as statements relating to future events and financial performance and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
LASSO ACQUISITION CORPORATION ("LASSO"), A WHOLLY OWNED SUBSIDIARY OF TYSON FOODS, INC. ("TYSON") IS COMMENCING AN OFFER FOR UP TO 50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK, OF IBP, INC ("IBP") AT $30.00 NET PER SHARE TO SELLER IN CASH. THE OFFER CURRENTLY IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON TUESDAY, JANUARY 16, 2001, UNLESS EXTENDED BY LASSO IN ITS DISCRETION. TYSON'S OFFER IS BEING MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF IBP'S SHARES. MORE DETAILED INFORMATION PERTAINING TO TYSON'S OFFER AND THE PROPOSED MERGER WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT
DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY
FILINGS  CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE  OBTAINED,  WITHOUT
CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP or exchange offer for IBP shares. Any issuance of Tyson Class A common stock in any proposed merger with IBP or exchange offer for IBP shares would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.